FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ No. 47.508.411/0001-56

NIRE No 35.300.089.901

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JANUARY 11th, 2024

1             DATE, TIME AND PLACE: January 11, 2024, at 11:00 a.m. at the head offices of Companhia Brasileira de Distribuição (“Company”), held exclusively digitally, through the Ten Meetings digital platform ("Digital Platform"), under the terms of Brazilian Securities and Exchange Commission ("CVM") Resolution No. 81, of March 29, 2022, as amended ("CVM Resolution No. 81/22").

2                 CALL TO ORDER AND ATTENDANCE: Call notice published in the newspaper "Folha de S. Paulo" in the editions of December 12, 13 and 14, 2023, on pages A20, A26 and A24 respectively, with simultaneous disclosure of the documents on the website of the same newspaper, under the terms of articles 124 and 289, item I, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Act”). The documents required by CVM Resolution No. 81/22 and CVM Resolution No. 80, of March 29th, 2022, as amended ("CVM Resolution No 80/22") were also disclosed to the market through the CVM system and the Company's investor relations page.

3             CONDUCTION OF THE MEETING: President: Benoit Pertuc; and Secretary: Daniela Aranha de Araújo.

4             AGENDA: To resolve on the following matters: (i) an increase in the limit of the Company's authorized capital, with the consequent amendment to the wording of Article 5 of the Company's Bylaws; (ii) the appointment of nine (9) members for the new term of office of the Board of Directors, whose election will be subject to the settlement of a potential public offering for the primary distribution of shares issued by the Company ("Potential Offer"); (iii) the election of the members of the Board of Directors and appointment of the Chairman, subject to the settlement of the Potential Offer; (iv) the modification of paragraph 1, Article 2 of the Company's Bylaws, in order to include an activity practiced by the Company within the scope of its corporate purpose; (v) the modification of the number of Co-Vice-Presidents and the power to appoint the President and Vice-President of the Board of Directors, with the consequent exclusion of item "iii" of the Article 8 of the Company’s Bylaws and the modification of the wording of Articles 8, 13 and 15 and paragraph 1st of article 14 of the Company’s Bylaws; and (vi) the consolidation of the Company's Bylaws to reflect the modifications proposed herein.

5             QUORUM: Shareholders representing 57.13% of the shares of the Company, according to participation by means of distance voting ballots received by the Company and attendance recorded by Digital Platform, pursuant to Article 47 of CVM Resolution No. 81/22, thus demonstrating compliance with the legal quorum for the installation of this Meeting solely to resolve on items (ii) and (iii) of the Agenda. The Company’s management shall, in due course, call a second Extraordinary General Meeting to resolve on the other items on the agenda. It is clarified that, on second call, the Meeting shall be installed with the presence of any number of shareholders, who shall decide on the matters on the agenda indicated in the call notice by majority vote of the presents.

6             RESOLUTIONS: Initially, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice, of the Management’s Proposal (as defined below), as well as the consolidated and synthetic voting maps of the votes received by distance voting ballots, is dismissed in view of its wide dissemination; and (ii) the minutes of this Meeting be published with the omission of the present shareholders’ signatures, pursuant to Article 130, paragraph 2nd, of the Brazilian Corporations Act. Subsequently, the Secretary has informed the attendants that (i) the minutes of this Meeting shall be drafted in summary form, pursuant to Article 130, paragraph 1st, of the Brazilian Corporations Act and (ii) that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in writing to the presiding board, pursuant to Article 130, paragraph 1st, item “a”, of the Brazilian Corporations Act.

As there was no quorum for the Meeting in relation to the matters set out in items (i), (iv), (v) and (vi) of the Agenda, only items (ii) and (iii) of the Agenda were put to deliberation.

Preliminary clarifications provided, the General Meeting decided:

6.1.       By majority of the votes, according to the voting map in Single Annex to these Minutes, it was approved the establishment of nine (9) members for the new term of the Board of Directors, whose election will be subject to the settlement of the Potential Offer.

6.2.       By majority of the votes, according to the voting map in Single Annex to these Minutes, it was approved the election of the members of the Board of Directors and the appointment of the President, subject to the settlement of the Potential Offer, with a unified term 2024-2026, that is, until the Ordinary General Meeting that will decide on the Company's financial statements for the fiscal year ending December 31, 2025, the Sirs.: (i) Renan Bergmann, Brazilian, married, engineer, bearer of the identity card No. 100516479 (SSP/RS), enrolled with the Brazilian Taxpayers’ Registry of the Ministry of Finance (“CPF”) No 202.104.690-72, resident and domiciled in the City and State of São

Paulo, with business address at Avenida Brigadeiro Luís Antônio, No. 3.142, Zip Code 01402-000, as President and Independent Member of the Board of Directors; (ii) Christophe José Hidalgo, French, married, accountant, bearer of the identity card for foreigners RNE V194572-X, enrolled with CPF under No. 214.455.098-06, resident and domiciled in the City and State of São Paulo, with office address at Avenida Brigadeiro Luís Antonio, No. 3.142, Zip Code No. 01402-000, as Member of the Board of Directors; (iii) Philippe Alarcon, French, married, administrator, with Passport of the Republic of French No. 18FV13172, with business address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07, represented, for the purposes of Article 146, paragraph 2nd, da Brazilian Corporations Act, by Luis Antonio Semeghini de Souza, Brazilian, married, lawyer (OAB/SP No. 95.993), bearer of the identity card No 10.356.135-3, (SSP/SP), enrolled with CPF No. 082.449.598-51, resident and domiciled in the City and State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, No. 3.355, 16th , Zip Code 04538-133, as Member of the Board of Directors; (iv) Marcelo Ribeiro Pimentel, Brazilian, married, administrator, bearer of the identity card No. 09323762-6, enrolled with CPF No. 012.370.597-55, resident and domiciled in the City and State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, No. 3.355, 16th floor, Zip Code No. 04538-133, as Member of the Board of Directors; (v) Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of the identity card No. 100516479 (SSP/SP), enrolled with CPF No. 382.478.107-78, resident and domiciled in the City and State of São Paulo, with business address at Avenida Brigadeiro Faria Lima, nº 3.355, 16th floor, Zip Code No. 04538-133, as Independent Member of the Board of Directors; (vi) Luiz Augusto de Castro Neves, Brazilian, married, retired diplomat, bearer of the identity card No. 02.107.138-6, issued by DETRAN/RJ, enrolled with CPF No. 046.432.327-49, resident and domiciled in the City and State of Rio de Janeiro, with business address in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3.355, 16th floor, Zip Code No. 04538-133, as Independent Member of the Board of Directors; (vii) José Luis Gutierrez, Spanish, married, consultant, bearer of passport No. XDC406025XDC406025, with business address at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, Zip Code 01402-000, represented, for the purposes of Article 146, paragraph 2nd, da Brazilian Corporations Act, by Luis Antonio Semeghini de Souza, above qualified, as Independent Member of the Board of Directors; (viii) Márcia Nogueira de Mello, Brazilian, divorced, system analyst, bearer of the identity card No. 14.009.094-0, enrolled with CPF No. 073.030.808-13, resident and domiciled in the City and State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, Zip Code No. 01402-000, Independent Member of the Board of Directors; and (ix) Rachel de Oliveira Maia, Brazilian, accountant, single, bearer of the identity card No. 20.091.578-2, enrolled with CPF No. 143.363.438-45, resident and domiciled in the City and State of São Paulo, with business address at Avenida Brigadeiro Luís Antônio, No. 3.142, Jardim Paulista, Zip Code No. 01402-000, Independent Member of the Board of Directors. The directors elected herein will take office thirty (30) days after the settlement of the Potential Offer, by signing the respective terms of office, where they will sign the corresponding declarations of clearance, pursuant to Article 147 of the Brazilian Corporations Act.

7             DOCUMENTS FILLED: The following documents are filed in the headquarters of the Company (i) Call Notice; (ii) Management Proposal and Participation Manual (“Management’s Proposal”); (iii) consolidated and synthetic voting map; (iv) distance voting ballots received by the Company; (v) voting instructions and protests received, numbered and authenticated by the Meeting Board; and (vi) integral recording of the present Meeting.

8             ADJOURNMENT: In compliance with Articles 22, paragraph 5th, and 33, paragraph 4th, both of CVM Resolution No. 80/22, the total number of approvals, rejections and abstentions recorded in the voting of each item of Agenda is indicated in the Single Annex to these minutes, which, for all purposes, shall be considered as an integral part of these minutes. With nothing further to come before the board, the meeting was suspended for these minutes to be drafted as a summary and which, upon being read and approved, were signed electronically. All shareholders connected to the digital platform through which the Meeting was conducted were considered present and subscribers to the minutes of the meeting and the shareholders’ attendance book, in consonance with article 47, paragraph 1st, of CVM Resolution No. 81/22.

9             CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, paragraph 3rd, of the Brazilian Corporations Act.

10       SIGNATURES: Meeting Board: President – Benoit Pertuc; and Secretary – Daniela Aranha de Araújo. Attending shareholders: José Claudio Pagano; Leandro Tadeu Lança; Rôberson José Resende Belinati. Representaed by Daniela Aranha de Araújo: Segisor SAS; Geant International BV; Helicco Participações Ltda. Represented by Christiano Marques de Godoy: It Now Ibovespa Fundo de Índice; It Now Igct Fundo de Índice; It Now Ise Fundo de Índice; It Now Small Caps Fundo de Índice; Itaú Artax Long Bias Multimercado Fundo de Investimento; Itaú Artax Ultra Multimercado Fundo de Investimento; Itaú Caixa Ações FI; Itaú Excelência Social Ações Fundo de Investimento; Itaú Governança Corporativa Ações Fundo de Investimento Sustentável; Itaú Ibovespa Ativo Master Fia; Itaú Ibrx Ativo Master Fia; Itaú Index Ações Ibovespa FI; Itaú Index Ações Ibrx FI; Itaú Previdência Ibrx Fia; Itaú Small Cap Master Fundo De Investimento Em Ações; Wm Small Cap Fundo De Investimento Em Ações; Jp Morgan Chase Bank. Distance Voting Ballots: Alaska Permanent Fund; American Heart Association, Inc.; Blackrock Advantage Global Fund Inc; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio of Blackrock Series Fun; Blackrock Strategic Funds - Blackrock Systematic Global E F; Blackrock Sustainable

Advantage Gl Equity Fd Of Blkrk Fds; Bureau Of Labor Funds - Labor Pension Fund; Bureau Of Labor Funds - Labor Retirement Fund; Cc And L Q 140-40 Fund; Ccl Multi-Strategy Fund; Ccl Q International Small Cap Equity Fund; Ccl Q Market Neutral Fund; Ccl Q Us Equity Extension Fund; Ccl U.S. Q Market Neutral Onshore Fund Ii; Chang Hwa Co Bank, Ltd In Its C As M Cust Of N B Fund; City Of New York Group Trust; College Retirement Equities Fund; Commonwealth Global Share Fund 30; Dimensional Emerging Core Equity Market Etf Of Dim; Dimensional Emerging Mkts Value Fund; Eaton Vance Management; Emer Mkts Core Eq Port Dfa Invest Dimens Grou ; Global Alpha Tilts Esg Non-Lendable Fund B; Global Alpha Tilts Fund A; Global Ex-Us Alpha Tilts Fund; Global Ex-Us Alpha Tilts Fund B; Godfond Sverige Varlden; John Hancock Funds Ii Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Legal And General Assurance Pensions Mng Ltd; Mackenzie Emerging Markets Fund; Mackenzie Emerging Markets Opportunities Fund; Mackenzie Emerging Markets Small Cap Fund; Mackenzie Emerging Markets Small Cap Master Fund (; Ministry Of Economy And Finance; Moerus Global Value Fund Master (Cayman) Ltd; Northern Lights Fund Trust Iv - Moerus Worldwide Value Fund; Nuveen Multi-Asset Income Fund; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, Lp; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; Spdr Sp Emerging Markets Small Cap Etf; Spp Aktieindexfond Global; Spp Emerging Markets Sri; Stichiting Blue Sky Act Eq Em Mk Gl Fund; Stichting Pggm Depositary; The Board Of.A.C.E.R.S.Los Angeles,California; The Goldman Sachs Trust Company Na Collective Trust ; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust Ii; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A Se Van S F; Vanguard Total World Stock Index Fund, A Series Of; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Vident International Equity Fund - Wi.

São Paulo, January 11th, 2024.

Meeting Board:

_________________________________	_________________________________
Benoit Pertuc President	Daniela Aranha de Araújo Secretary

Single Annex

To the minutes of the special shareholders’ meeting held on January 11th, 2024.

Resolution No.	Description of the Resolution	Resoluting Vote	No. of Shares
2	Establishment of nine (9) members for the new term of office of the Board of Directors, whose election will be subject to the settlement of a potential public offering of primary distribution of shares issued by the Company.	Approve	152,120,210
		Reject	2,069,399
		Abstain	52,532
3	The election of the members of the Board of Directors and the appointment of the President, subject to the settlement of the Potential Offer.	Approve	129,222,630
		Reject	24,971,866
		Abstain	47,645

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 11, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.